

September 10, 2013

<u>Via E-mail</u>
Mr. Darryl Button
Chief Financial Officer
Aegon N.V.
Aegonplein 50
PO Box 85
2501 CB The Hague
The Netherlands

> **Re:** **Aegon N.V.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 001-10882**

Dear Mr. Button:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

<u>Results of operations</u>
<u>Results 2012 worldwide, page 19</u>

1. You discuss the impact of market volatility and prevailing low interest rates in your disclosures here, in a risk factor on page 88, and in Note 4 to your financial statements beginning on page 176. Please provide us revised disclosure to be provided in future periodic reports here or elsewhere in your discussion of your operating and financial review and prospects to expand on the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about cash flows you expect to have to reinvest at lower rates due to

potential maturities or calls of your investments, or cash flows that you are committed to pay due to products with guaranteed features is necessary to understand these effects, please include information such as the amount of maturing or callable investments and their weighted average yields and the amount of products with guaranteed features and their rates in your disclosure.

Risk and capital management- Risk management
Other risks
Aegon may be required to increase its statutory reserves and/or hold higher amounts of statutory capital for some of its products which will decrease Aegon's returns on these products unless Aegon increases its prices, page 90

2. You indicate here that internal captive reinsurance is a vehicle used in many capital management actions. Please tell us:
    *   The nature and the business purpose of transactions with captives. Explain whether and if so, how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.
    *   The amount of captives' obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the affiliated captives' obligations. Tell us the nature and amount of the parent holding company assets, guarantees, letters of credit or promises securing the captives' obligations.
    *   The effects in your IFRS consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
    *   Your consideration of disclosing the risks of employing your captives strategy.
    *   Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Capital and liquidity management
Sources and uses of liquidity, page 103

3. You state that your subsidiaries are subject to local insurance regulations which could restrict dividends to be paid to the holding company. In accordance with Item 5 B.1. (b) of Form 20-F, please provide disclosures to be provided in future periodic reports that indicate the nature and extent of any legal or economic restrictions on the ability of subsidiaries to transfer funds to the company in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on the ability of the company to meet its cash obligations. In addition, please provide us proposed disclosure to be included in your financial statements that complies with paragraph 41.d. of IAS 27 regarding significant restrictions on the ability of subsidiaries to transfer funds to the parent in the form of cash dividends or to repay loans or advances.

Notes to Consolidated Financial Statements

Note 24. Derivatives, page 234

4. Regarding your derivative to partially hedge your longevity risk, please provide disclosure to be provided in future periodic reports that clarifies how you value the longevity derivative (as "using an internal model" is vague) and the inputs used or direct us to the required disclosure. Refer to paragraph 91 of IFRS 13. Also provide the disclosure required by paragraph 91b of IFRS 13.

5. Demonstrate where you have provided the disclosures required by paragraphs 31 – 42 of IFRS 7 relating to the longevity index derivative, particularly the objectives, policies and processes for managing the risk and the methods used to measure the risk (paragraph 33b of IFRS 7). Provide us the information provided internally to key management personnel related to the longevity index derivative as referred to in paragraph 34a of IFRS 7.

Note 32. Other Equity Instruments, page 251

6. Please tell us the accounting guidance you relied on to support your accounting for the non-cumulative subordinated notes issued in February 2012 as a compound instrument with an equity component. You indicate on page 156 that you have a right to avoid delivering cash or another financial asset to settle the coupon payments. Please reconcile this reason for classifying a portion of the instrument as equity with the fact that some coupons were paid in cash in 2012 as disclosed on the statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant